Exhibit 2.2

June 22, 1994                               Helen Chase
                                            Director, Corporate Communications
                                            x2345

           HANNAFORD LAUNCHES EXPANSION INITIATIVE IN SOUTHEAST WITH
                 ACQUISITION OF NORTH CAROLINA BASED RETAILER

Scarborough, ME--Hannaford Bros. Co. (NYSE-HRD) today announced an expansion initiative in the Southeast. The company has reached agreement to purchase Wilson's Supermarkets, a privately-held company based in Wilmington, North Carolina, for $120 million. In addition to the acquisition, Hannaford is negotiating the purchase of other supermarket sites in the region. Together, they represent a strategic approach to Hannaford's growth in the Southeast.

The purchase of Wilson's includes the company's 20 stores in North and South Carolina, five additional store sites, three of which are now under construction, and several shopping centers. Wilson's currently employs approximately 1600 people. The company's retail sales for 1994 are expected to exceed $200 million. Representatives of Hannaford and Wilson's signed the purchase and sale agreement on June 21, 1994. Subject to the satisfaction of the various conditions set forth in the purchase and sale agreement, the parties expect to complete the transaction in July. The acquisition will be financed by cash and cash items, short-term investments and existing lines of credit.

"The acquisition of Wilson's Supermarkets represents a great opportunity for Hannaford. It enables us to diversify geographically and to secure a portion of the market in a growing and vibrant region of the country," said Hugh G. Farrington, Hannaford President and Chief Executive Officer. "The acquisition is a prudent investment for Hannaford. It creates opportunities for company growth while maintaining and, over the long term, increasing shareholder value."

"The Wilson's stores form a solid base on which we can grow our business in the region," continued Farrington. "The company is established and profitable. The Wilson family and the people who work in their stores have done an excellent job of building a loyal customer base and a healthy and growing business. We can learn from them and build on their success, as we go about acquiring new store sites and opening new stores in the region.

"We plan to rely on members of the Wilson family to manage the Wilson's stores. We will also continue to operate the stores under the Wilson's name," concluded Farrington.

Hannaford Bros. Co. is a Maine-based food retailer with annual sales in excess of $2 billion and over 15,000 associates at locations throughout northern New England and New York. Retail sales are made through the company's 95 supermarkets in Maine, New Hampshire, Massachusetts, Vermont and New York which operate under the names of Shop 'n Save, Alexander's Shop 'n Save, Martin's, and Sun Foods.